Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Benzinga Interview

Michael Murray, Mike McQuade, and David Sgro

June 10, 2021

Murray: Welcome everyone, it’s Michael Murray with Benzinga. Today, I am joined by Mike McQuade, the CEO of Algoma Steel and David Sgro, the CEO of Legato Merger Corp. We are discussing the SPAC acquisition of Algoma by Legato and discussing some of the exciting developments that will be coming up in the future, and talking with both of these gentlemen about the future of the company. So Michael, I’d like to kick things off with you, thank you so much for joining us here today.

McQuade: Michael, my pleasure. Thanks for having me.

Murray: It’s our pleasure, Michael and we are very excited to discuss this acquisition and some of the exciting things coming up. So, let’s kick things off by talking about Algoma Steel’s history, what have the company’s largest achievements been over the last few years and can you give us a brief intro to kick things off to you as well as the CEO of Algoma.

McQuade: Sure, Algoma’s been manufacturing steel in Sault Ste. Marie for well over one hundred years, and we are an integrated manufacturer. More recently, since the emergence from creditor protection, there have been a number of very positive developments, which start with the fact that upon emergence, there was $200 million dollars earmarked for capital improvements and we are well down the path to completing those investments. Last summer, we completed a significant upgrade to our process control to really our star asset, our direct strip production complex. And that’s an asset that takes liquid steel into a hot roll coil in one continuous process. This past February, we commissioned our second ladle met furnace, and that’s the refining station between primary steel making and the downstream rolling assets- so we’ve increased our capacity and improved our cost structure there. And, over the last fifteen months, we very much focused on working with our employees to achieve some pretty substantial cost reductions. And then I think this time last year, the other point of note would be that we secured competitive iron ore - quality and competitive iron ore for our operations through the end of 2024.

Murray: Fantastic, now Michael I’d like to delve into the reason for this SPAC a little bit. From your perspective from Algoma, what are the most exciting potential points of this acquisition and what are you looking forward to the most?

McQuade: We evaluated a number of alternatives in terms of raising capital and we are prospectively looking to convert our steel making from the integrated model to an electric arc furnace configuration. We looked at the capital markets, the debt markets, and the equity markets and really landed on the SPAC process for a couple of different reasons. First of all, the infusion of cash that is held by the SPAC, the opportunity to reach out and be a little bit more prospective in terms of the potential investment in electric arc furnace making, so really looking forward for the cash upon closing and the partnering with some pretty talented individuals who will join our Board of Directors to help us chart the path forward and continue to explore and try and make the prospective of electric arc steelmaking conversion into a reality.

Murray: Fantastic. And Mike, before I kick things over to David here to discuss the reasons for the merger and some things from his perspective, can we speak briefly to the recycled steel market- what makes that such an interesting market and what is the potential there in your eyes?

McQuade: Well, let’s start with the fact that steel is likely the most recycled commodity on the planet so it’s attractive in its own right. Converting to the electric arc technology, which will significantly increase the quantity of steel that is used in the steel making process certainly has the benefit of a significant carbon reduction. So, we look forward to the potential of an electric arc using recycled steel to lower our cost structure, particularly our maintenance capex, increase our throughput, and really make Algoma Steel more sustainable and really help seal the deal that we will continue to manufacture steel in Sault Ste. Marie for generations to come.

Murray: Wonderful, thanks Mike. Now David, I’d like to kick things over to you, CEO of Legato Merger Corp. Can we speak briefly to why Legato chose Algoma Steel as a merger partner, can you give us some details on this?

Sgro: Sure, sure. When our Board and Management team set out to establish Legato, we wanted to take advantage of the macro trends that we expected in infrastructure spending. Our industry focus at the outset was in the infrastructure E&C and industrials and that was designed to capitalize on the significant spending that we expected in the North American infrastructure in the coming years. We believe that Algoma is ideally situated to take advantage of not only the current strong market for steel but also the significant spending in infrastructure that we expect to come in North America as a result of the infrastructure bills that are currently being proposed. In addition, we think that Algoma’s strong Management Team has done a terrific job in positioning the company for the future, they have reduced costs, they have increased production capacity and they laid out the plans that Mike just discussed for transformation to greener steel making. The company’s proposed investment in the electric arc furnace has a potential to increase EBITDA by $150 million dollars while delivering a 70% reduction in CO2 emissions, which is a pretty significant impact on the environment. And last, but certainly not least, we were able to structure a All Stock Deal with Algoma’s current shareholders that values the company at just 1.9 times this year’s expected at EBITDA, which is a 50% discount from where the publicly traded peers trade. As result, we are very excited about the transaction.

Murray: Outstanding, thank you David. Now Mike, I’d like to kick it back to you to kinda take us into the close here. What are the biggest things we should be looking for from Algoma in the upcoming year and beyond as we move into the future.

McQuade: So Michael, I think the biggest thing we can expect is a very, very strong earnings track record certainly this year, as well as cash flow generation. Recognizing the strengths of the current steel markets, the benefits and changes that we have made with our employees to our cost structure, and the potential advantages that we have of converting to an EAFso I look forward to very strong earnings, cash flow generation not only in the near term but on a sustainable basis moving forward.

Murray: Perfect, thank you so much for that Mike. Michael McQuade, CEO of Algoma Steel, and David Sgro, CEO of Legato Merger Corp, thank you gentlemen so much for joining us and sharing some more about the potential, and what we should be looking for next from this back acquisition. Thank you both.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.